Exhibit 7

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS *

	IFRS	IFRS	IFRS	IFRS	IFRS
	2013	2014	2015	2016	2017
Total interest expense from the banking operations	39,693	35,859	33,760	30,941	30,243
Other interest expenses	461	—	—
Interest credited on investment contracts and universal life-type contracts (FAS 97)	193	—	—

Total interest expense	40,347	35,859	33,760	30,941	30,243

Capitalized interest during construction	—	—	—	—	—

Total Charges	40,347	35,859	33,760	30,941	30,243

Dividend in preference shares	—	—	—
Dividend in preference shares - TIER1 capital	—	—	—

Total Charges inclusive Dividend in preference shares	40,347	35,859	33,760	30,941	30,243

Pre tax profit	5,973	3,361	7,334	6,314	8,085
Total interest expense	40,347	35,859	33,760	30,941	30,243
Losses from investments accounted under the equity method 1)	(246)	—	—	(3)	—

Total	46,014	39,220	41,094	37,252	38,328

Earnings to Fixed Charges:
Including Interest on Deposits	1.14	1.09	1.22	1.20	1.27
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	1.14	1.09	1.22	1.20	1.27